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Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mitchell Austin, Staff Attorney
Joshua Shainess Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.

Response to Letter dated February 22, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 28, 2022

CIK No. 0001713445

Ladies and Gentlemen:

Reddit, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 2”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on December 16, 2021, as amended by Amendment No. 1 to the draft Registration Statement submitted on January 28, 2022 (“Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on February 22, 2022 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated February 22, 2022 in bold type followed by the Company’s responses thereto.

March 1, 2022

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 28, 2022

Summary Consolidated Financial Data, page 19

1.

Refer to your response to prior comment 6. You disclose you accept Ether as a form of payment for sales of certain virtual goods and plan to do so in the future. Additionally, we note that investing some of your excess cash reserves in Bitcoin and Ether is part of your treasury/cash management policy (page 60). Both accepting Ether and using cryptocurrency for treasury management appears to be core business functions and inconsistent with the purpose of including this Adjusted EBITDA measure in your filing. In this regard, you state the purpose of the measure and adjustment for Bitcoin impairment is to “understand the Company’s financial trends and evaluate the Company’s ongoing and future performance.” We further acknowledge that Bitcoin’s daily price volatility will continue to result in recurring impairment charges in future periods which will be a recurring trend. Based on the above, we continue to object to your adjustment for Bitcoin impairment charges. Please revise your presentation of Adjusted EBITDA to delete the adjustment for cryptocurrency impairment. Note the guidance in Rule 100 of Regulation G and CD&I Question 100.04 in this regard.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 22, 85, and 97 of Amendment No. 2 accordingly.

2.

We note in your response to prior comment 7 that you believe that Adjusted Free Cash Flow is an operating measure, rather than a liquidity measure. However, we note that the most directly comparable GAAP measure to Adjusted Free Cash Flow is “net cash provided by (used in) operating activities,” a liquidity measure. Since the adjustment has the effect of excluding a charge that required cash settlement (per the terms of the Tender Offer), the resulting measure does not comply with Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your presentation of Free Cash Flow to delete the adjustment for tender offer payments deemed compensation.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 22, 83, 85, 93, 96, 97, and 99 of Amendment No. 2 accordingly.

Risk Factors

We hold cryptocurrencies . . . , page 60

3.

We note your response to comment 9 and reissue this comment in part. In this regard, please explain the process and framework by which you determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act, as well as the specific risks inherent in your policy and framework for the determining that digital assets you currently hold or may acquire are not securities (including any limitations of the policy and framework). Please also disclose that any such determination is a risk-based judgment by the company and

March 1, 2022

not a legal standard or determination binding on any regulatory body. In responding to this comment, please also address such determinations in regards to the NFTs that you have issued and that are intended to be created, bought, and sold through the NFT platform that you are pursuing.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59 of Amendment No. 2 accordingly.

The Company further respectfully advises the Staff that the Company currently acquires and holds digital assets that are cryptocurrencies for treasury purposes and for use by its product and engineering teams. Any such procurement is subject to review and approval by the Company’s legal and finance teams and limited to specific uses. The Company also performs a risk analysis as to whether such acquisition of cryptocurrencies are securities for purposes of its compliance with the Investment Company Act of 1940 (the “1940 Act”) and the related regulations promulgated by the Commission thereunder. As part of such analysis, the Company actively monitors regulatory developments to determine whether any such holdings may be viewed as investments in securities, including statements by regulatory bodies such as the Commodities Futures Trading Commission and the Commission, or high ranking members of the staff of such regulatory bodies. Additionally, given the evolving regulatory landscape with respect to digital assets generally, the Company has decided to limit the size and scope of any holdings to specific cryptocurrencies that have been identified as not being securities at the present time. To the extent regulatory developments indicate that the Company’s holdings in cryptocurrencies would be considered as investments in securities, the Company would re-assess the appropriateness of its then-current classifications of its cryptocurrency holdings and determine whether a rebalancing of its asset holdings is required to maintain compliance with the 1940 Act.

The Company also conducted a risk-based assessment with regard to its experiments related to NFTs. As further described below, the Company, as part of the initial experiment, provided the purchasers with a bundle of rights, including the right to display avatar artwork associated with the token on our platform and third-party platforms, as well as the right to assign or transfer the avatar artwork associated with the token. The terms for the avatar artwork are available here: https://nft.reddit.com/terms/. As expressly stated in the terms, these tokens are made available solely for entertainment purposes, and purchasers of these avatars expressly acknowledge that these tokens are not intended for investment purposes. As a result, the Company does not believe that the four holders of these tokens share a common enterprise or should have any reasonable expectation of profits. While the Company reached a risk-based determination that the bundle of rights associated with these tokens do not constitute securities, the Company acknowledges and understands that this technology is evolving and there is currently little clarity on how federal, state, and foreign governments will classify in the future the various types of NFTs that have emerged in the market.

March 1, 2022

In each such case, such determinations are risk-based judgments by the Company, and while such judgments are informed by regulatory developments, the Company respectfully acknowledges that any such determination by the Company does not constitute a legal standard or determination binding on any regulatory body.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in User Metrics, page 89

4.

We note your response to prior comment 16 and your revised disclosure indicating that it is “challenging” for you to insert your own ads on pages hosted using Google’s AMP framework. Please revise to explicitly state whether you are able to place your ads on pages hosted using Google’s AMP framework. Additionally, while we note that you have migrated a majority of your AMP traffic to your internally-developed mobile web platform, please revise to clarify when you expect to migrate your remaining AMP traffic to your own platform.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 87 of Amendment No. 2 accordingly.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 109

5.

Refer to your responses to our prior comments 25 and 26. We note in your detailed analysis of the determination of fair value of common stock that several key assumptions used in the third-party valuations of common stock have changed throughout 2021, such as the proportion of your reliance (i.e., probability weighting) on enterprise value or the Tender Offer and your estimate of the likelihood of an IPO or remaining private. We also note that the heavily-weighted use of enterprise value in the first three quarters in 2021 resulted in a fair value of common stock that is significantly below the Tender Offer price paid for common stock and your assumptions for transactions in the fourth quarter of 2021 result in a fair value far below the per share price paid by investors in Series E and F stock, which converts into common stock on a share-for-share basis at the time of the IPO based on disclosure on page 177. Due to the significance of the various changes in key assumptions, please expand MD&A to include a detailed analysis, including assumptions for each issuance and the reasons for the changes in assumptions as compared to the previous transaction, of the determination of the fair value of common stock pursuant to Item 303 of Regulation S-K. Please expand MD&A to include a detailed discussion of the valuations throughout 2021 and until the effectiveness of the IPO so the investor can understand the underlying assumptions that resulted in the differences between per share price of recent Series E and F preferred stock transactions and common stock transactions in secondary sales during the same periods.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 104, 105, and 106 of Amendment No. 2 accordingly.

March 1, 2022

Principal Stockholders, page 171

6.

Please disclose the natural person or persons who has or shares voting and/or dispositive powers with respect to the securities owned by Advance Magazine Publishers Inc. Notwithstanding Mr. Huffman’s holding of a voting proxy for these shares, we note that there are certain limitations to Mr. Huffman’s ability to vote the shares owned by Advance.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 170 of Amendment No. 2 accordingly.

Description of Capital Stock, page 178

7.

Please file as an exhibit the Voting Agreement to be entered into by Advance, your principal stockholder, and Mr. Huffman, your CEO. While disclosure indicates that the company is not a party to the agreement, we note that Item 601(b)(10)(i)(B) requires contracts in which the registrant has a beneficial interest to be filed as an exhibit.

Response:    The Company respectfully acknowledges the Staff’s comment and has filed the Form of Voting Agreement to be entered into by Advance and Mr. Huffman as Exhibit 10.18 to Amendment No. 2.

Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies, page F-8

8.

Refer to your accounting policy for Investment in Cryptocurrency on page F-13. We note that you “consider” the lowest market price quoted on your principal market for cryptocurrencies since acquiring the cryptocurrency. Please expand the disclosure to clarify your use of the lowest market price on your principal market to include greater detail.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-13 of Amendment No. 2 accordingly.

9.	Please expand your accounting policy for Investment in Cryptocurrency to describe your policy for using cryptocurrency to settle any obligations.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-13 of Amendment No. 2 accordingly.

Note 12. Stock-Based Compensation, page F-29

10.

Please expand the disclosure for stock compensation expense in Notes 2, 12 and 17 to the financial statements to disclose your methodology in sufficient detail for a reader to understand the differences between common stock and preferred stock equity transactions with third parties and the fair value of common stock utilized to record stock compensation expense.

March 1, 2022

Response:    The Company respectfully acknowledges the Staff’s comment has revised the disclosure on pages F-10, F-31, and F-36 of Amendment No. 2 accordingly.

General

11.

We note your response to comment 29 and reissue the comment in part. In this regard, please provide us with a materially complete description of the Community Points project, including a summary of the terms of use. In addition, please provide us with a materially complete description of the controls and procedures that implement the restrictions referenced in Section 1.3 of the Community Points terms of use, available at www.redditinc.com/policies/previews-terms, and explain whether these restrictions are programmed into the smart contract. Finally, please explain to us in greater detail how Community Points may be customized and whether and to what extent such customization can alter or otherwise change the terms of use.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

Historically, the contributions of an individual Redditor have been measured by a democratized voting system, where the community can upvote and downvote each person’s posts and comments. Redditors earn and accumulate points, known as “karma.” Karma is displayed on users’ profiles and can be viewed by others. However, karma has no monetary value and cannot be used or exchanged for anything on or off the platform. There is no formal relationship between karma and the influence a person may have on the governance of a specific community, regardless of the significance of that person’s contributions to that community.

The Community Points project is an experiment to enable community governance with greater transparency and control while empowering Redditors with reputational rewards for their community contributions. To that end, the Company began experimenting with a new form of community-specific points that could be earned by a wider range of contributions to the community. For example, these community-specific points can be earned by performing moderation, building tools, features, or functions for the community as well as by submitting content to the community. The points can be used to vote in non-economic community governance decisions, such as determining how to fairly distribute the points, as well as exchanged to obtain community-specific perks. To pilot the program, Reddit worked with the moderators of two subreddits, r/FortniteBR and r/cryptocurrency. Redditors in these two communities earn beta community-specific points for their contributions. These community-specific points are used to vote on community governance decisions as well as to measure their reputation within the communities. The points enable members to receive rewards for their activities and can be traded for access to community-specific avatars, awards, badges, emojis, and GIFs. The points are beta products that exist solely on a test network for purposes of gaining data about use of the digital rewards for

March 1, 2022

their intended purposes on the platform, as a prerequisite to launching these products as consumptive non-securities on the main version of the Ethereum blockchain. Community members who have earned points for their contributions have no ability to request to redeem their points. The Company is exploring various user flow and transfer restrictions in connection with any future migration to the public Ethereum Mainnet.

Since the Company initially filed its Registration Statement with the SEC, the Company has updated its Previews Terms of Use (available at www.redditinc.com/policies/previews-terms) (the “Previews Terms”), which apply to Redditors’ access to and use of certain new, experimental features on Reddit, to more accurately describe Community Points. Section 1.3 of the last version of the Previews Terms has been replaced with Section 1.4 of the current version of the Previews Terms. Section 1.4 of the Previews Terms outlines that:

•	Points have no monetary value, do not constitute currency, cannot be sold to other users, and cannot be exchanged for cash or for any other goods and services without our approval.

•	Details about points totals and transactions are stored on the blockchain publicly and permanently.

•	Points are fungible tokens that only exist on a testnet version of the Ethereum blockchain (i.e., a sandbox environment for developers experimenting with new projects).

The restrictions referenced in the Community Points terms of use are not programmed into a smart contract.

The current beta form of Community Points offers limited customization to communities. The community can give their Community Points a custom name and symbol, and they can vote on rules to determine how Community Points are distributed based on contributions to the community. The customization does not affect the terms of use of these points. For more detailed information, the Company respectfully advises the Staff of its Community Points Distribution Rules, available at www.reddit.com/community-points/documentation/distribution-rules.

12.

We note your response to comment 30 and reissue the comment. In this regard, please provide us with a materially complete description of the NFTs that you have issued to date and the NFT platform that you are pursuing. With regard to the platform, please describe the NFTs that are intended to be created, bought, and sold and clarify whether you intend to create and sell your own NFTs. Your response should explain whether this initiative includes the creation, purchase, and sale of NFTs that are connected to or associated with digital items or goods other than aspects of users’ identities on your platform, such as Snoovatars.

March 1, 2022

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

Reddit, like many platforms, has enabled members of its communities to obtain digital goods such as custom avatars, known on Reddit as “Snoovatars.” The Company believes that blockchain technology and NFT standards provide an opportunity for individuals to gain more control and rights over the digital goods that they obtain online. In 2021, the Company seeded an experimental project that resulted in the sale of four custom Snoovatars as NFTs through the Ozone Networks, Inc. (d/b/a OpenSea) marketplace (the “OpenSea Marketplace”). Purchasers obtained a bundle of intellectual property rights, including the right to display the artwork associated with the NFT on the Reddit platform and third-party platforms, as well as the right to assign or transfer the artwork associated with the NFT. The terms for the avatar artwork are available at nft.reddit.com/terms. As expressly stated in such terms, these tokens are made available solely for entertainment purposes, and the purchasers of such avatars expressly acknowledge that these tokens are not intended for investment purposes. The Company has not recognized any material revenue related to these transactions to date.

While the Company has paused any further sales of NFTs through the OpenSea Marketplace, the Company continues to believe that this technology can be used to empower Redditors by giving them the ability to create and own digital goods. The Company is also in the early stages of planning an avatar platform for creators and is working to build the tools to let people create, purchase, and sell digital goods that convey the values, mores, and memes of a community. The Company anticipates that creators may, for example, create and sell Snoovatar outfits and accessories to other Redditors that could be worn by their Snoovatar. The Company will continue to explore how blockchain technology and NFT standards can be utilized to empower Redditors and communities, and it is possible that the Company may decide to distribute or sell Snoovatars as NFTs or other types of NFTs in the future.

* * *

March 1, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sarah Axtell
Sarah Axtell of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.

Andrew Vollero, Reddit, Inc.

Benjamin Lee, Reddit, Inc.

Nisha Antony, Reddit, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP